

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 2, 2009

Mr. Bruce Palmer
Chief Financial Officer
AccessKey IP, Inc.
8100 M4 Wyoming Boulevard, NE
Albuquerque, NM 87113

      Re: **AccessKey IP, Inc.**
             Registration Statement on Form 10/A
             Amended on June 25, 2009
             File No. 000-53664

Dear Mr. Palmer:

      We have reviewed your response letter submitted on June 25, 2009 and your Form 10/A, and we have the following comments. We welcome any questions you may have about our comments or any other aspect of our review.

Debt Forgiveness Income, page 24

1. We note your response to prior comment 18 in our letter dated June 4, 2009. We also note that paragraph 16 of SFAS 140 states that a liability can be extinguished by legal release either "judicially or by the creditor." Please explain to us whether your compliance with the statute of limitations in California was supported by a judicial order or legal opinion. If not, please explain how you met the conditions set forth in the literature allowing you to derecognize the liability.

Liquidity and Capital Resources, page 30

2. We note your response to prior comment 20 in our letter dated June 4, 2009. Please revise your risk factors at "We have significant debt that could adversely affect our financial results and prevent us from fulfilling our obligations," to specifically address the risk associated with the potential inability to renegotiate the substantial amount of notes held by the Nutmeg Group. When you revise, please also quantify the "substantial amount" to which you refer as of the most recent practicable date.

Note 14 – Warrants, page F-30

3. We note your response to prior comment 30 in our letter dated June 4, 2009. We also note that you have "not discussed" any settlement alternatives with the holders of the warrants and options if the holders of the options and warrants were to exercise their options or warrants. Please describe any written terms regarding settlement alternatives in the warrant or option agreements and the accounting implications of these settlement alternatives, if any, and advise us. For example, please tell us whether the written terms underlying the warrants or options would require you to settle in cash or other assets under any circumstances.

* * * *

Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. As appropriate, please amend your Form 10 in response to these comments. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Richard Weed, Esq.
    Via facsimile, 949-475-9087